APELLA

PROCESSED

JUN 26 2008

082-03822

Apella Resources Inc.

[redacted]

THOMSON REUTERS

RECEIVED

2008 JUN 19 P 12:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

<u>News Release</u>

08003357

*For Immediate Release*

**APELLA AMENDS SHARE PURCHASE WARRANTS**

SUPPL

Vancouver, BC - Friday, June 13th 2008, 1:00 p.m. PDT

Apella Resources Inc. (TSX.V Symbol (APA); Frankfurt Symbol (NWN), and its Board of Directors advises that the exercise price and the expiry date of 3,320,000 share purchase warrants which were issued as part of the Company's private placement announced on February 22, 2008 have been amended. The share purchase warrants originally had an exercise price of $0.25 each and an expiry date of September 6, 2009. These share purchase warrants now have an exercise price of $0.15 each and an expiry date of September 6, 2010. The insiders of the Company do not hold any of these warrants.

The TSX Venture Exchange has accepted the terms of this amendment subject to the publication of this news release.

**Apella invites the public to visit its <u>NEW</u> website at <u>http://www.Apellaresources.com</u> or e-mail us at <u>Apella@Apellaresources.com</u> to be added to the Company's e-mail list for press releases and updates.**

**ON BEHALF OF THE BOARD OF DIRECTORS OF APELLA RESOURCES INC.**

***"Patrick D. O'Brien"***

**Patrick D. O'Brien – Chairman**

**S.E.C.Exemption12(g)3-2(b) File No. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed.**

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. THIS NEWS RELEASE SHALL NOT CONSTITUITE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION. "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS NEWS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE SET FORTH IN OR IMPLIED HEREIN

dw 6/20

END

Suite 1600, The Bower Building, 543 Granville Street, Vancouver, British Columbia Canada V6C 1X8
Tel: 604-683-8990 • Toll Free: 1-800-663-8990 • Fax: 604-683-8903 • www.apellaresources.com • apella@apellaresources.com